Exhibit 99.1

On November 26, 2014, Plumbers Local 98 Defined Benefit Fund (“Plaintiff”) brought suit in the Court of Chancery of the State of Delaware against the Company, members of its Board of Directors, and Wells Fargo Bank, N.A. (“Wells Fargo”), in its capacity as Administrative Agent under the Company’s Credit Agreement and Term Loan Agreement. The suit was captioned Plumbers Local 98 Defined Benefit Fund v. Rattie, C.A. No. 10405-VCN. Plaintiff alleged that the Company’s directors breached their fiduciary duties by unjustifiably permitting the Company’s Credit Agreement and Term Loan Agreement to each contain what Plaintiff calls a “dead hand proxy put” change of control provision, which would allow the lenders under the Credit Agreement and Term Loan Agreement to declare that all amounts outstanding under the Credit Agreement and Term Loan Agreement were immediately due and payable in the event that a majority of the board of directors was replaced in a proxy contest. Plaintiff alleged that this provision has a coercive effect on stockholder voting for change on the board of directors and entrenches the Company’s incumbent directors. The complaint further asserted that Wells Fargo aided and abetted the defendant directors in their alleged breach of fiduciary duties. On December 2, 2014, the Company and its lenders executed an amendment to the Credit Agreement to remove the “dead hand proxy put,” and the Company repaid and terminated the Term Loan Agreement and these actions were reported on Form 8-K which was filed with the Securities Exchange Commission on December 4, 2014.
On December 24, 2014, Plaintiff wrote a letter informing the Court that the amendment and termination had rendered its claims moot and that it would coordinate with the Company regarding dismissal of the claims and Plaintiff’s application for an award of attorneys’ fees. The parties reached an agreement with respect to such fees of $300,000 during the first quarter of 2015 and the Court entered a Stipulation and Order dismissing the suit on June 30, 2015. The Company has denied any wrongdoing and maintains that the subject provision in the Credit Agreement and Term Loan Agreement was the result of negotiations with lenders that predated the filing of the complaint. The Court did not pass on the amount of the attorneys’ fees, and the Company paid the fees by July 10, 2015. Any stockholder seeking additional information about this matter should contact Joel Friedlander, counsel for Plaintiff, at jfriedlander@friedlandergorris.com or (302) 573-3500, or Garrett Moritz, counsel for the Company, at gmoritz@ramllp.com or (302) 576-1600.